UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

277 Park Avenue, 45th Floor

New York, NY 10172

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person James Lim
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,640,257
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,640,257
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 20, 2021, as amended on July 3, 2023 and February 21, 2024 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed by James Lim (the “Reporting Person”).

(a) As of the date of this statement, Mr. Lim beneficially owns 5,476,601 shares of Class A Common Stock and 163,656 Class C Units that are convertible into Class A Common Stock owned by Sanctuary Bay LLC. All of the Class C units owned by Sanctuary Bay LLC are exchangeable within 60 days of the date hereof.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 13, 2024, the Reporting Person terminated his existing 10b5-1 Plan, dated June 10, 2024, with Morgan Stanley Smith Barney LLC.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
James Lim	5,640,257	8.3%

(1)

Based on 67,931,869 shares of Class A Common Stock issued and outstanding as of August 6, 2024, and assuming that the Reporting Person exchanges all the Class C Units that are beneficially owned by him and currently available to be exchanged for Class A Common Stock on a one-for-one basis.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Other than the transactions described below and disclosed in the Original Filing, the Reporting Person has not effected any transactions involving the beneficial ownership of Class A Common Stock during the sixty (60) days prior to the date of this statement. With respect to the sale transactions reported below, each day’s sales comprised open market transactions made on that day, and the price per share reported is the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of Common Stock and prices at which the trades were effected.

Pursuant to the 10b5-1 plan, the Reporting Person sold: 16,839 shares of Class A Common Stock at $50.12 per share on August 12, 2024; 114,865 shares of Class A Common Stock at $50.28 per share on August 9, 2024; 15,842 shares of Class A Common Stock at $50.31 on August 1, 2024; 120,426 shares of Class A Common Stock at $50.39 on July 31, 2024; 57,672 shares of Class A Common Stock at $50.51 on July 30, 2024; 16,712 shares of Class A Common Stock at $50.04 on July 29, 2024; 900 shares of Class A Common Stock at $50.00 on July 26, 2024; 1,400 shares of Class A Common Stock at $50.00 on July 23, 2024; and 18,067 shares of Class A Common Stock at $50.05 on July 18, 2024.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 31, 2024).

2.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on May 31, 2024).

4.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

24.1	Power of Attorney for James Lim (incorporated by reference to Exhibit 24.1 to the Reporting Person’s Schedule 13D filed on September 24, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

/s/ James Lim
James Lim